# Real McCoy Tea Company



# ANNUAL REPORT

210 E Chestnut Street

Bellingham, WA 98225

(360) 224-2974

www.kombuchatown.com

This Annual Report is dated June 23, 2022.

### BUSINESS

Real McCoy Tea Company (DBA Kombucha Town) is a premier producer of Kombucha and other non alcoholic, living beverages. We use innovative and proporetary formulation, processing and culture cultivation to manufacture unique and delicious beverages. Our Lifestyle and environmental mission brand is geared toward Millenials and Gen Z who are looking for a company with integrity and a healthy alternative to soda and energy drinks.

We brew and operate out of a 6500 sq foot facility in Bellingham WA. We used to operate the Culture Cafe as well but sold that side of the business off in Feburary 2019 to focus on our packaged lines of products. We distribute and sell through several wholesalers both locally and nationally. The service retailers in several different channels including, Natural retail, Convenience stores, hospitality, and food service. We also sell direct to consumer throught Amazon and our website.

Kombucha Town produces three different lines of Kombucha Products; Our "Fresh Blends", refrigerated Kombucha line with four different flavors. "Balanced Energy" which consists of three flavors of shelf stable kombucha products. Our new release is out "Live Seltzer" line which there are three flavors.

Chris McCoy is the Founder and CEO and is the primary share holder of the Company. There is also one minority shareholder with non voting interest.

**Previous Offerings**

Type of security sold: Convertible Note

Final amount sold: $350,000.00

Use of proceeds: Debt consolidation, operating expenses, marketing, capital expenditures

Date: December 17, 2019

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2021 Compared to 2020

In 2021 our revenue continued to decline due to COVID closures and other market disruptions. However our burn rate was decreased as well. With this our overall operational efficiency improved. We did still show a loss however with significant debt restructuring, consolidation and government stimulus we were able to course correct for a return to profitability in 2022

### Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $31,743.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Debt consisted of the following at December 31, 2021:
Contract note payable; interest at 6.00% per annum, maturing in June 2026, monthly payment of $3,344, collateralized by Company assets.
Contract note payable; interest at 6.25% per annum, maturing in December 2028, monthly payment of $1,636, collateralized by Company assets.
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in June 2050, monthly payment of $2,520 (deferred for first 30 months), collateralized by Company assets.
Contract note payable; interest at 9.56% per annum, maturing in October 2026, monthly payment of $1,163, collateralized by a Company vehicle.
Contract note payable; factor rate 3.44% per annum, maturing in January 2022, monthly payment of $3,782, collateralized by Company equipment.

Contract note payable; 3.44% per annum, maturing in May 2023, monthly payment of $3,782, collateralized by Company assets.

Contract note payable; interest at 6.00% per annum, maturing in February 2023, monthly payment of $1,500, with balloon payment at maturity, uncollateralized.

Contract note payable; interest at 15% per annum, due on demand, uncollateralized by a Company vehicle.

$ 168,555

90,417

518,819

53,825

3,590

63,776

48,398

21,168

Toaling $ 968,548

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris McCoy

Chris McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder/CEO/Director

Dates of Service: September 13, 2011 - Present

Responsibilities: CEO -- Chris overseas day to day operations, leads innovation, fund raising, sales and marketing. To date he is the sole director of the organization. He is compensated with a $48k a year salary and his equity.

Christine Harem Passed away unexpectedly in an elective surgery in December of 2020 and is no longer an officer in the company.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Christopher J McCoy

Percent of class: 89.0

## **RELATED PARTY TRANSACTIONS**

Name of Entity: Ben Esget

Relationship to Company: Financial Advisor and 1% equity holder

Nature / amount of interest in the transaction: Ben is an advisor for Real McCoy Tea Company

Material Terms: Ben holds 1% equity.

## **OUR SECURITIES**

The company has authorized Class A Common Stock, Class B Non-Voting Common Stock, Convertible Note 2020, Convertible Note KH, Convertible Note - Stacey, and Convertible Note - Rodeo.

Class A Common Stock

The amount of security authorized is 800,000 with a total of 800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 400,000 with a total of 220,400 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Convertible Note 2020

The security will convert into class b non-voting common stock and the terms of the Convertible

Note 2020 are outlined below:

Amount outstanding: $0.00

Maturity Date: August 08, 2022

Interest Rate: 8.0%

Discount Rate: 15.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: 1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its Class B Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Class B Non-Voting Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Non-Voting Common Stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding Class B Non-Voting Common Stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Non-Voting Common Stocks at a price per security equal to the quotient of 20,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Note KH

The security will convert into Common stock and the terms of the Convertible Note KH are outlined below:

Amount outstanding: $20,000.00

Maturity Date: October 13, 2023

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Qualified Financing or Corporate Transaction

Material Rights

There are no material rights associated with Convertible Note KH.

Convertible Note - Stacey

The security will convert into Common stock and the terms of the Convertible Note - Stacey are outlined below:

Amount outstanding: $367,888.00

Maturity Date: December 31, 2022

Interest Rate: 10.0%

Discount Rate: 15.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: The conversion is triggered by the maturity date, an equity sale, or a change in control.

Material Rights

There are no material rights associated with Convertible Note - Stacey.

Convertible Note - Rodeo

The security will convert into Common stock and the terms of the Convertible Note - Rodeo are outlined below:

Amount outstanding: $18,037.56

Maturity Date: January 01, 0001

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Qualified Financing or Corporate Transaction

Material Rights

This Note has no maturity date.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible promissory note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible promissory note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible note investment in the amount of up to 1,032,550 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

## Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

## Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

## We are reliant on one main type of service

All of our current services are variants on one type of product, providing healthy and energetic beverages. Our revenues are therefore dependent upon the market for such product.

## Minority Holder; Securities with No Voting Rights

The convertible promissory note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

## You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

## The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of

Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

**Our new product could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain Disruption

Real McCoy Teas Corp manufactures products with ingredients from all over the world. We have several options for every component of our products to ensure supply chain security. However there is a chance a market disruptions may prevent us from getting some or all of what is needed to produce. In which case an inability to manufacture and sell our products could put the business at risk.

Food born illness risk

Kombucha Town produces a beverage that could become contaminated an make someone ill. We have a recall plan in place if this were to happen. However depending on scale of the recall the significant cost in executing the recall could render the company insoluble and unable to continue to operate.

Specialized personal risk

There are key personal managing Kombucha Town that are necessary to conduct business. If one or more of these key personal were to fall very ill, die or otherwise become un able to work the business would not be able to operate.

Natural disaster risk

If there were a serious natural disaster like a tsunami, major earthquake, volcano in our local area we would likely have to cease operations for at least a period of time, if not indefinitely.

Competitive industry risk

We operate in a very competitive industry. Other Kombucha companies have much broader access to resources than we do. This could prohibit us from being able to achieve our benchmarks, stay relevant and differentiated in the market.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 23, 2022.

**Real McCoy Tea Company**

By   /s/ *Christopher McCoy*

      Name: <u>Real McCoy Tea Company</u>

      Title:   Founder/CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# REAL MCCOY TEA COMPANY

## FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



**Belle Business Services**

*Certified Public Accountants*

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Real McCoy Tea Company
Bellingham, Washington

We have reviewed the accompanying financial statements of Real McCoy Tea Company, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Real McCoy Tea Company and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

*Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Going Concern*
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Belle Business Services, LLC*

Belle Business Services, LLC
April 5, 2022

**REAL MCCOY TEA COMPANY**
**BALANCE SHEET**
**DECEMBER 31, 2021**
**(unaudited)**

**ASSETS**

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 31,743 |
| Accounts receivable, net | | 188,863 |
| Inventory | | 113,752 |
| Due from related party | | 6,293 |
| Prepaid expenses and other current assets | | 8 |
| TOTAL CURRENT ASSETS | | 340,659 |

**PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment, net | | 110,574 |

**OTHER ASSETS**

| | | |
|---|---|---:|
| Deposits | | 11,504 |
| **TOTAL ASSETS** | $ | 462,737 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | 141,492 |
| Credit cards | | 5,180 |
| Payroll liabilities | | 170,827 |
| Line of credit | | 97,832 |
| Other current liabilities | | 11,544 |
| Notes payable - current portion | | 146,439 |
| Convertible notes - current portion | | 148,552 |
| TOTAL CURRENT LIABILITIES | | 721,866 |

**LONG-TERM LIABILITIES**

| | | |
|---|---|---:|
| Notes payable | | 822,109 |
| Convertible notes | | 492,773 |
| TOTAL LONG-TERM LIABILITIES | | 1,314,882 |
| **TOTAL LIABILITIES** | | 2,036,748 |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| Common stock - Class A, see note 9 | | 80 |
| Common stock - Class B, see note 9 | | 22 |
| Additional paid-in capital | | 199,981 |
| Accumulated deficit | | (1,774,094) |
| TOTAL SHAREHOLDERS' EQUITY | | (1,574,011) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 462,737 |

See independent accountant's review report and accompanying notes to financial statements.

**REAL MCCOY TEA COMPANY**
**STATEMENT OF INCOME**
**DECEMBER 31, 2021**
**(unaudited)**

| | |
|---|---:|
| **REVENUES** | $ 556,429 |
| **COST OF GOODS SOLD** | 284,589 |
| **GROSS PROFIT** | 271,840 |
| **OPERATING EXPENSES** | |
| Depreciation expense | 10,281 |
| General and administrative | 186,161 |
| Payroll expenses | 229,553 |
| Professional fees | 61,467 |
| Sales and marketing | 45,695 |
| **TOTAL OPERATING EXPENSES** | 533,157 |
| **NET OPERATING LOSS** | (261,317) |
| **OTHER INCOME/(EXPENSES)** | |
| Other income | 992 |
| Grant income | 33,000 |
| PPP loans forgiven | 130,400 |
| Gain on forgiveness of debt | 24,780 |
| Interest income | 4 |
| Crowdfunding fees | (19,749) |
| Interest expense | (134,406) |
| **TOTAL OTHER INCOME/(EXPENSES)** | 35,021 |
| **NET LOSS** | $ (226,296) |

See independent accountant's review report and accompanying notes to financial statements.

**REAL MCCOY TEA COMPANY**
**STATEMENT OF EQUITY**
**DECEMBER 31, 2021**
(unaudited)

| | Common Stock - Class A | | Common Stock - Class B | | Additional | Retained Earnings | |
| | Shares | Amount | Shares | Amount | Paid-in Capital | (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| **BEGINNING BALANCE, JANUARY 1, 2021** | 800,000 | $ 80 | 220,400 | $ 22 | $ 199,981 | $ (1,547,798) | $ (1,347,715) |
| Net loss | - | - | - | - | - | (226,296) | $ (226,296) |
| **ENDING BALANCE, DECEMBER 31, 2021** | **800,000** | **$ 80** | **220,400** | **$ 22** | **$ 199,981** | **$ (1,774,094)** | **$ (1,574,011)** |

See independent accountant's review report and accompanying notes to financial statements.

**REAL MCCOY TEA COMPANY**
**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2021**
**(unaudited)**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net loss | $ (226,296) |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation expense | 10,281 |
| (Increase) decrease in assets: | |
| Accounts receivable | (55,765) |
| Inventory | (990) |
| Prepaid expenses and other current assets | (8) |
| Deposits | (4,177) |
| Increase (decrease) in liabilities: | |
| Accounts payable | 14,615 |
| Accrued interest | 51,860 |
| Payroll liabilities | 35,542 |
| Other current liabilities | (5,114) |
| Credit cards payable | (1,632) |
| **CASH USED FOR OPERATING ACTIVITIES** | (181,684) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Cash used for fixed assets | (72,957) |
| **CASH USED FOR INVESTING ACTIVITIES** | (72,957) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Issuance of convertible notes | 28,900 |
| Draws on line of credit | 97,832 |
| Issuance of notes payable | 208,240 |
| Issuance of SBA PPP loan | (65,200) |
| Repayment of note payable - related party | (13,445) |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 256,327 |
| **NET INCREASE IN CASH** | 1,686 |
| **CASH AT BEGINNING OF YEAR** | 30,057 |
| **CASH AT END OF YEAR** | $ 31,743 |

**CASH PAID DURING THE YEAR FOR:**

| | |
|---|---:|
| **INTEREST** | $ 61,951 |
| **INCOME TAXES** | $ - |

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

   *The Company*
   Real McCoy Tea Company dba Kombucha Town (the "Company") was incorporated in the State of Delaware on July 30, 2020. Previously, the Company was formed as Real McCoy Teas LLC in the State of Washington on September 13, 2011 and converted to a Delaware Public Benefit Corporation on July 30, 2020. The Company specializes in brews and kombucha drinks that are energizing and refreshing to consume in cans that are made in the United States.

   *Going Concern*
   Since Inception, the Company has relied on funds from notes payable, stock sales and convertible notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   *Fiscal Year*
   The Company operates on a December 31st year-end.

   *Basis of Presentation*
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

   *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   *Cash and Cash Equivalents*
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

   *Risks and Uncertainties*
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.    <u>Summary of Significant Accounting Policies (continued)</u>

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has recorded $19,362 as an allowance for doubtful accounts.

*Inventory*
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $15,957and the balance of inventory related to work in progress was $97,795.

*Property and Equipment*
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment is depreciated over three years, vehicles are depreciated over five years, and leasehold improvements are depreciated over ten years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

**1.** **Summary of Significant Accounting Policies (continued)**

*Income Taxes (continued)*
The Company is subject to franchise and income tax filing requirements in the States of Delaware and Washington.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1    - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2    - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3    - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling brews and kombucha drinks. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $556,429 in revenue.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

1.     **Summary of Significant Accounting Policies (continued)**

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.     **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.     **Due from Related Party**

During 2021, a related party of the Company borrowed $6,293 as of December 31, 2021. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management intends this amount will be repaid during the next year.

4.    **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

| | |
|---|---|
| Machinery and equipment | $    340,909 |
| Leasehold improvements | 147,336 |
| Motor Vehicles and trailers | 140,617 |
| | 628,862 |
| Less: Accumulated depreciation | (518,288) |
| Total | $    110,574 |

5.    **Convertible Notes**

Since inception, the Company has issued several convertible promissory notes totaling principal amounts of $547,571 as of December 31, 2021. The notes carry 4.25% - 10% APRs, maturity dates in 2022-2023, discount rates of 0%-20% and valuation caps of $4,000,000-$20,000,000. As of December 31, 2021, the Company has recorded a total of $93,754 of accrued interest on these notes.

The convertible promissory notes are unsecured and are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sale of the company or at the maturity date. The discounts rates apply, based on the note agreement and the valuation caps, stated above.

6.      <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2021:

| | |
|---|---:|
| Contract note payable; interest at 6.00% per annum, maturing in June 2026, monthly payment of $3,344, collateralized by Company assets. | $ 168,555 |
| Contract note payable; interest at 6.25% per annum, maturing in December 2028, monthly payment of $1,636, collateralized by Company assets. | 90,417 |
| Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in June 2050, monthly payment of $2,520 (deferred for first 30 months), collateralized by Company assets. | 518,819 |
| Contract note payable; interest at 9.56% per annum, maturing in October 2026, monthly payment of $1,163, collateralized by a Company vehicle. | 53,825 |
| Contract note payable; factor rate 3.44% per annum, maturing in January 2022, monthly payment of $3,782, collateralized by Company equipment. | 3,590 |
| Contract note payable; 3.44% per annum, maturing in May 2023, monthly payment of $3,782, collateralized by Company assets. | 63,776 |
| Contract note payable; interest at 6.00% per annum, maturing in February 2023, monthly payment of $1,500, with balloon payment at maturity, uncollateralized. | 48,398 |
| Contract note payable; interest at 15% per annum, due on demand, uncollateralized by a Company vehicle. | 21,168 |
| | $ 968,548 |

*See independent accountant's review report.*

**6.**     **Notes Payable (continued)**

| | |
|---|---:|
| Less: Current portion of notes payable | 146,439 |
| Long term portion of notes payable | 822,109 |

Maturity of the notes payable is as follows:

| | |
|---|---:|
| December 31, 2022 | $ 146,439 |
| December 31, 2023 | 122,866 |
| December 31, 2024 | 76,451 |
| December 31, 2025 | 82,421 |
| December 31, 2026 | 64,683 |
| Thereafter | 475,688 |
| | $ 968,548 |

**7.**     **SBA PPP Loans**

In 2021, the Company received loan proceeds of $65,200 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

As of December 31, 2021, both PPP loans, totaling $130,400 was forgiven in full by the SBA.

**8.**     **Line of Credit**

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 14% interest. The line is secured by all assets of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2021, the Company had $97,832 outstanding on the line of credit.

**9.**     **Equity**

*Common Stock – Class A*
Under the articles of incorporation, the total number of common shares – class A (voting shares) of stock that the Corporation shall have authority to issue is 800,000 shares, at $0.0001 par value per share. As of December 31, 2021, 800,000 shares have been issued and are outstanding.

**9.** **Equity (continued)**

*Common Stock – Class B*
Under the articles of incorporation, the total number of common shares – class B (non-voting share) of stock that the Corporation shall have authority to issue is 400,000 shares, at $0.0001 par value per share. As of December 31, 2021, 220,440 shares have been issued and are outstanding.

**10.** **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on September 13, 2011, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**11.** **Subsequent Events**

*Managements Evaluation*
The Company has evaluated subsequent events through April 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

# CERTIFICATION

I, Christopher McCoy, Principal Executive Officer of Real McCoy Tea Company, hereby certify that the financial statements of Real McCoy Tea Company included in this Report are true and complete in all material respects.

*Christopher McCoy*

Founder/CEO